Dated August 12, 2025
Registration Statement No. 333-277297-01
Relating to
Preliminary Prospectus Supplement dated August 12, 2025 and
Prospectus dated February 23, 2024

$800,000,000 5.125% NOTES DUE 2035

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A (stable) (Moody’s/S&P)
Size:	$800,000,000
Maturity Date:	October 1, 2035
Coupon (Interest Rate):	5.125% per annum
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2026
Benchmark Treasury:	4.250% due August 15, 2035
Benchmark Treasury Price and Yield:	99-20+ / 4.295%
Spread to Benchmark Treasury:	+90 basis points
Yield to Maturity:	5.195%
Initial Price to Public:	99.445% plus accrued interest from August 19, 2025 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to July 1, 2035 based on U.S. Treasury +15 basis points or at par on or after July 1, 2035
Settlement Date**:	T+5; August 19, 2025
CUSIP / ISIN:	828807 EA1 / US828807EA11
Joint Book-Running Managers:

BBVA Securities Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Regions Securities LLC

Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to fund the redemption of all or a portion of its $1.1 billion outstanding principal amount of our 3.500% notes due 2025 on September 2, 2025, and to use any remaining net proceeds for general business purposes, including to repay other unsecured indebtedness.

The Issuer has concurrently priced $700,000,000 aggregate principal amount of 4.375% senior unsecured notes due 2030.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the first business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting BBVA Securities Inc. toll-free at 1-800-422-8692; J.P. Morgan Securities LLC collect at 1-212-834-4533; TD Securities (USA) LLC toll-free at 1-855-495-9846 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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